J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2005 JUL -5 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL



05009416

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 16 June 2005

Dear Sir

J Sainsbury plc releases IFRS Accounts for 2004/05

Please find enclosed copies of the above announcements made to the London Stock Exchange on 16 June 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
JUL 05 2005
THOMSON FINANCIAL

Enc

16 June 2005

J Sainsbury plc releases IFRS Accounts for 2004/05

Sainsbury's has today released its consolidated financial information for the 52 weeks ending 26 March 2005 restated under International Financial Reporting Standards (IFRS).

The headlines from these restated accounts are that they are in line with the statement and presentation on 26 April 2005, which identified the estimated impacts. These are that net assets (1) as at 28 March 2004 will reduce by £347 million, compared to £350 million previously estimated and underlying profit (2) (3) before tax reduces by £1 million compared to the range of £(0) to £(10) million which had been estimated.

As explained on 26 April 2005 the IFRS, adjustments have no impact on cashflow.

Net assets (1) as at 28 March 2004 reduce by £347 million (6.7%) to £4,752 million. The largest adjustment arises from the change in pensions accounting under IAS 19. The net of deferred tax deficit of £495 million at 28 March 2004 (£369 million at 26 March 2005) is now presented on the group's consolidated balance sheet.

There is a small reduction in underlying profit (2) (3) before tax of £1 million for the year ended 26 March 2005. The most significant impacts in the income statement arise from IAS 19 (pensions) where there is a net reduction in the pre-tax charge of £9 million, and IFRS2 (share based payments) which result in an increased pre-tax charge of £8 million. The J Sainsbury plc share plan 2005 (4) is expected to give rise to an additional charge of between £10 million and £15 million in the 2005/06 accounts.

Full details of the restatement and accompanying financial information is available on the website, (at http://www.j-sainsbury.co.uk/files/presentations/pres160605/transition_ifrs.pdf) and include:

- Financial statements (Balance Sheet, Income Statement and Statement of Recognised Income and Expense) in IFRS format for 2004/05. These are supported by reconciliations identifying the adjustments between UK GAAP and IFRS.
- An explanation of the way the new standards have been interpreted.
- A summary of accounting policies under IFRS.

The introduction of IFRS, although an important accounting change, has no effect on the Business Review plans outlined in October 2004, which aims to deliver a sales-led recovery over the next three years.

Sainsbury's will announce its First Quarter Trading Statement on 23 June 2005.

Enquiries:

Investor Relations
Roger Matthews
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
Gillian Taylor
+44 (0) 20 7695 6127

Notes

1. Net assets (28 March 2004) as at

	16 June	**26 April**
	£ million	£ million
IAS 17 Finance leases	(11)	(10) - (20)
IAS 17 Lease incentives	(3)	(0) - (10)
IAS 19 Pension deficit	(495)	(496)
IAS 19 Other benefits	(5)	(0) - (10)
IAS 10 Dividends	218	218
IAS 36 Impairment of Assets	(44)	(45) - (55)
IAS 12 Other deferred tax	(7)	(7)
	(347)	(350)

All adjustments are net of deferred tax.

2. Underlying profit is profit before tax and before exceptional items and amortisation of goodwill, calculated under UK GAAP.
3. Income restatement (2004/05) **16 June** **26 April**

	£ million	£ million
Underlying Profit		
IAS 17 Finance leases	(3)	(0) - (5)
IAS 19 Pension deficit	9	5 - 10
IFRS 2 Share based payments	(8)	(5) - (10)
IAS 36 Impairment of Assets - reversal of depreciation charged under UK GAAP	1	-
Underlying profit before tax	(1)	(0) - (10)
Tax	(1)	-
Underlying profit after tax	(2)	(0) - (10)
Non-recurring items (net of tax)		
Goodwill amortisation	4	0 - 5
IAS 36 Impairment of assets	8	10
Sale of Shaw's Supermarkets	116	116
Total non-recurring items (net of tax)	128	130

4. The J Sainsbury plc share plan 2005 was announced on 24 March 2005 and is subject to shareholder approval at the AGM on 13 July 2005.

5. The restatements exclude the effect of IAS 32 and IAS 39, as Sainsbury's has elected to take a one year exemption on these standards, as allowed under IFRS 1. IAS 32 and IAS 39 will result in income statement violations in the 2005/06 accounts, particularly in relation to Sainsbury's Bank.

6. IFRS have been drawn up by the International Accounting Standards Board (IASB) (www.iasb.org) and will come into force this year for listed companies in all member countries of the European Union.
7. The financial information presented in this document has been prepared on the basis of all IFRS, including International Accounting Standards and relevant interpretations issued by the IASB and its committees, and as interpreted by any regulatory bodies and industry interpretation applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. All adjustments are estimated and are subject to further industry interpretation. This financial information is unaudited but has been reviewed by our auditors, PricewaterhouseCoopers LLP.

8. The first results reported by Sainsbury's under IFRS will be the interim results for the 28 weeks to 8 October 2005, and published on 16 November 2005.